Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2009	Years Ended December 31,
			2008	2007	2006	2005	2004
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$559	$1,254	$1,364	$977	$762	$754	$929

Fixed charges as defined	192	361	343	332	322	339	265

Capitalized interest	—	—	—	(4)	(9)	(6)	(7)

Total earnings, as defined	$751	$1,615	$1,707	$1,305	$1,075	$1,087	$1,187

Fixed charges, as defined:
Interest charges	$185	$347	$330	$320	$311	$329	$256
Rental interest factor	7	14	13	12	11	10	9

Total fixed charges, as defined	$192	$361	$343	$332	$322	$339	$265

Ratio of Earnings to Fixed Charges	3.91	4.47	4.98	3.93	3.34	3.21	4.48